Exhibit 99.1

Yandex Announces Closing of Public Offering and Concurrent Private Placement

Moscow and Amsterdam, June 29, 2020 — Yandex N.V. (NASDAQ and MOEX: YNDX) (“Yandex,” “we” or the “Company”), one of Europe’s largest internet companies and the leading search and ride-hailing provider in Russia, today announced the closing of its previously announced public offering of 8,121,827 Class A shares. Prior to the closing, the underwriter exercised in full its option to purchase an additional 1,218,274 Class A shares, and accordingly the Company has issued an aggregate of 9,340,101 Class A shares at an offering price of $49.25 per share in the public offering, for gross proceeds of approximately $460 million. Goldman Sachs & Co. LLC served as the sole underwriter for the offering.

In addition, concurrent with the public offering, Yandex today closed its previously announced private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), of 4,060,913 Class A shares to each of three private investors, or an aggregate of 12,182,739 Class A shares, at the public offering price per share.  The investors in the concurrent private placement are JSC VTB Capital, the investment business arm of VTB Group, a Russian bank and global provider of financial services; Ervington Investments Limited, a company whose ultimate beneficiary is Roman Abramovich; and Treliscope Limited, a company whose ultimate beneficiaries are Alexander Abramov and Alexander Frolov. Goldman Sachs International served as the sole placement agent for the concurrent private placement.

The total number of new Class A shares issued in the public offering and the private placement is 21,522,840 Class A shares, and the aggregate gross proceeds are approximately $1.06 billion, before deducting underwriting discounts and commissions, placement agent fees, and estimated aggregate offering expenses.

The public offering has been made only by means of a final prospectus supplement and the accompanying prospectus. A copy of the final prospectus supplement and the accompanying prospectus relating to the public offering has been filed with the Securities and Exchange Commission (the “SEC”) and may be obtained by visiting EDGAR on the SEC website at www.sec.gov or from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com.

The Class A shares offered in the public offering have been offered by Yandex pursuant to its shelf registration statement on Form F-3, including a base prospectus, that was previously filed by Yandex with the SEC on June 23, 2020 utilizing an automatic shelf registration process. The Class A shares sold in the concurrent private placement have not been registered under the Securities Act or under any other jurisdictions and, unless so registered may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

Contacts:

Investor Relations

Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office

Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com